                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                         UNITED PARK CITY MINES COMPANY
                                (Name of Issuer)



                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)



                                    911315109
                                 (CUSIP Number)



                         Irwin D. Rowe Joseph S. Lesser
                   Loeb Investors Co. XL Loeb Investors Co. XL
                          61 Broadway 521 Fifth Avenue
                      New York, NY 10006 New York, NY 10175
                          (212)783-7025 (212) 883-0363

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 4, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 911315109

1.     NAME OF REPORTING PERSON:

         Loeb Investors Co. XL

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         13-3278209

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]

(b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:           OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.     SOLE VOTING POWER:

         2,185,935

     8.     SHARED VOTING POWER:


     9.     SOLE DISPOSITIVE POWER:

         2,185,935

     10.   SHARED DISPOSITIVE POWER:


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         2,185,935

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         71.8%

14.     TYPE OF REPORTING PERSON:

         PN

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CUSIP No.: 911315109


1.     NAME OF REPORTING PERSON:

         John L. Loeb, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]

(b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:           PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.     SOLE VOTING POWER:

         24,540

     8.     SHARED VOTING POWER:


     9.     SOLE DISPOSITIVE POWER:

         24,540

     10.   SHARED DISPOSITIVE POWER:


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         24,540

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.8%

14.     TYPE OF REPORTING PERSON:

         IN

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CUSIP No.: 911315109


1.     NAME OF REPORTING PERSON:

         Estate of John L. Loeb

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]

(b)  [  ]

3.     SEC USE ONLY:


4.     SOURCE OF FUNDS:          OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):              [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.     SOLE VOTING POWER:

         6,191

     8.     SHARED VOTING POWER:


     9.     SOLE DISPOSITIVE POWER:

         6,191

     10.   SHARED DISPOSITIVE POWER:


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         6,191

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.2%

14.     TYPE OF REPORTING PERSON:

         OO

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This Amendment No. 10 further  amends the Schedule 13D Statement  dated July 22,
1985, as previously amended, filed by Loeb Investors Co. XL ("Loeb Investors") and others. It reflects the results of the offering pursuant to subscription rights issued to all stockholders of an aggregate of 340,000 additional shares at $16.00 per share.

Item 2.   Identity and Background

Set forth on Schedule 1 are the names and addresses of each partner of Loeb Investors and the number of Shares owned by Loeb Investors in which such partner currently has the pecuniary interest.

The following reflects revisions in material previously furnished in Item 2 of Amendment No. 8.

19. Sandstone, Limited ("Sandstone"). Sandstone is a British Virgin Islands corporation which is owned by a Trust settled by Sir Joseph Hotung in Bermuda over which the Bank of Bermuda is Trustee. Sir Joseph is a financier and real estate investor and has a business address of GPO Box 550, Central Post Office, Hong Kong. Sir Joseph is a citizen of Great Britain.

23. Peter Readman is a citizen of Great Britain. His principal occupation is as a partner of Abercromby and Company, a UK Partnership. His business address is 8 Southampton Place, London, England WC1A 2EA.

24. Richard W. Wilkinson, Trustee for Richard W.Wilkinson Money Purchase Pension Plan and Trust. Mr.Wilkinson is the President of Wilkinson Development Corporation and his business address is 106 Commerce Street, Suite 109, Lake Mary, Florida, 32746. Mr. Wilkinson is a U.S. Citizen.

Item 3.  Source and Amount of Funds and Other Consideration

Loeb Investors acquired the Shares presently owned by it for aggregate consideration of $19,008,570.

Item 5.  Interest in Securities of the Issuer

(a), (b) According to information furnished by United Park City Mines Company (the "Company"), there were 3,045,711 outstanding Shares as of September 30, 1997. On the date of this Amendment, the Reporting Persons beneficially owned an aggregate of 2,216,667 Shares, or 72.8% of the outstanding Shares. The number of Shares and percentages of the outstanding Shares owned by each of the respective Reporting Persons are as follows:

Loeb Investors: 2,185,935 Shares, or 71.8% of the Shares outstanding. John L. Loeb, Jr.: 24,540 Shares, or 0.8% of the Shares outstanding. Estate of John L. Loeb: 6,191 Shares, or 0.2% of the Shares outstanding.

(c) Loeb Investors acquired 249,952 Shares, at $16.00 per share, pursuant to the Company's subscription rights offering made in August and September, 1997. Loeb Investors was advised of the final results of the offering on November 4, 1997.

John L. Loeb, Jr. sold 27,000 Shares on September 19, 1997 pursuant to Rule 144 at $25.05 per Share.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. November 17, 1997

LOEB INVESTORS CO. XL


By:   /s/ Joseph S. Lesser
         Joseph S. Lesser, Managing Partner

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                              SCHEDULE 1
                              LOEB INVESTORS CO. XL


NAME OF PARTNER               ADDRESS                       NO. OF SHARES
Estate of John L. Loeb    c/o Stroock & Stroock & Levan       454,951.13
                              LLP, 180 Maiden Lane
                            New York, New York 10038

John L. Loeb, Jr.             375 Park Avenue                  93,750.02
                               New York, NY 10152

John L. Loeb, Jr., and
John A. Levin, Trustees U/W   375 Park Avenue                  39,755.93
Carl M. Loeb 1/3/55 F/B/O     New York, NY  10152
Ann L. Bronfman

John L. Loeb, Jr., and John   375 Park Avenue                  46,798.14
A. Levin, Trustees U/W        New York, NY  10152
Carl M. Loeb 1/3/55 F/B/O
John L. Loeb Jr.

John L. Loeb, Jr., and John   375 Park Avenue                  39,755.93
A. Levin, Trustees U/W        New York, NY 10152
Carl M. Loeb 1/3/55 F/B/O
Judith L. Chiara

John L. Loeb, Jr., and John   375 Park Avenue                  39,755.93
A. Levin, Trustees U/W        New York, NY  10152
Carl M. Loeb 1/3/55 F/B/O
Arthur L. Loeb

John L. Loeb, Jr., and John   375 Park Avenue                  74,395.52
A. Levin, Trustees U/W        New York, NY  10152
Carl M. Loeb 1/3/55 F/B/O
Deborah L. Brice

Henry A. Loeb, Elisabeth L.   61 Broadway                     135,667.13
Levin, Jean L. Troubh         New York, NY  10006
and Thomas L. Kempner,
Trustee U/W Carl M. Loeb
1/3/55 F/B/O Henry A. Loeb's Children

Thomas L. Kempner and         61 Broadway                        1,517.90
William A. Perlmuth,          New York, NY  10006
Trustees
U/A dated 3/9/76 F/B/O Adeline M. Kempner

Thomas L. Kempner and         61 Broadway                        7,592.48
William A. Perlmuth,          New York, NY  10006
Trustees U/W Carl M. Loeb
1/3/55 F/B/O Thomas L. Kempner

Thomas L. Kempner and         61 Broadway                        7,592.48
William A. Perlmuth,          New York, NY  10006
Trustees
U/W Carl M. Loeb 1/3/55
F/B/O Alan H. Kempner, Jr.

Thomas L. Kempner and William 61 Broadway                       30,363.97
A. Perlmuth, Trustees         New York, NY  10006
U/W Carl M. Loeb 1/3/55
F/B/O Carl L. Kempner

Thomas L. Kempner and William 61 Broadway                       19,740.17
A. Perlmuth, Trustees         New York, NY  10006
U/W Carl M. Loeb 1/3/55
F/B/O Margaret L. Kempner's
Children

Thomas L. Kempner and William 61 Broadway                        7,592.48
A. Perlmuth, Trustees         New York, NY  10006
U/I dated 5/19/64 F/B/O
Thomas L. Kempner's Children

Thomas L. Kempner, Jerome A. 61 Broadway                         7,592.48
Manning and Alan H.          New York, NY  10006
Kempner, Jr., Trustees U/I
dated 5/19/64 F/B/O Alan
H. Kempner, Jr.'s Children

Alan H. Kempner, Jr.         9045 N. Morning Glory Rd.            7,592.48
                            Paradise Valley, AZ 85253

Marvin Moser                 13 Murray Hill Avenue                1,506.94
                               Scarsdale, NY 10583

C.V. Starr & Co., Inc.       70 Pine Street                     173,355.75
                               New York, NY 10270

Sandstone, Limited           GPO Box 550                        917,778.45
                               Central Post Office
                             Hong Kong

S&S&L Investment Partnership 180 Maiden Lane                     38,178.84
                               New York, NY 10038

Joseph S. Lesser             521 Fifth Avenue                    33,300.73
                               New York, NY 10175

Alan L. Gordon               521 Fifth Avenue                     2,009.81
                               New York, NY 10175

Peter Readman                8 Southampton Place                  4,988.19
                                London, WC1A 2EA,
                             England

Richard W. Wilkinson         106 Commerce Street                    402.08
Trustee                      Suite 109
                               Lake Mary, FL 32476